Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Supplemental Circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this Supplemental Circular and the accompanying supplemental Form of Proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

SUPPLEMENTAL CIRCULAR

PROPOSED AMENDMENTS TO THE BUSINESS SCOPE

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS SUPPLEMENTAL CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING PROPOSED AMENDMENTS TO THE BUSINESS SCOPE OF THE COMPANY AND PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTION TO BE PROPOSED AT THE AGM.

This Supplemental Circular should be read together with the AGM Circular dated 22 April 2020. Letter from the Board is set out on pages 3 to 6 of this Supplemental Circular.

A Supplemental Notice convening the AGM to be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 11 June 2020 at 9 a.m. is set out on pages 9 to 10 of this Supplemental Circular. A Supplemental Form of Proxy for use in connection with the AGM is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the Supplemental Form of Proxy accompanying this Supplemental Circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM (i.e., by not later than 9:00 a.m., on Wednesday, 10 June 2020). Completion and return of the Supplemental Form of Proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

15 May 2020

— i —

DEFINITIONS

In this Supplemental Circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“AGM”	the annual general meeting of the Company to be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 11 June 2020 at 9 a.m.

“AGM Circular”	the circular of the Company dated 22 April 2020, containing the details of the resolutions to be considered and approved at the AGM

“AGM Notice”	the notice of the AGM of the Company dated 22 April 2020

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“Board”	the board of Directors

“Company” or “the Company”	PetroChina Company Limited (中 國 石 油 天 然 氣 股 份 有 限 公 司), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares of which are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

“First Form of Proxy”	the form of proxy of the Company dated 22 April 2020

DEFINITIONS

“PRC” or “China”	the People’s Republic of China excluding, for the purpose of this Supplemental Circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplemental Circular”	the supplemental circular of AGM

“Supplemental Notice”	the supplemental notice of AGM

“Supplemental Form of Proxy”	the supplemental form of proxy dated 15 May 2020

LETTER FROM THE BOARD

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:
Dai Houliang (Chairman)	World Tower
Li Fanrong (Vice Chairman)	16 Andelu
Liu Yuezhen	Dongcheng District
Lv Bo	Beijing 100011
Jiao Fangzheng	PRC
Duan Liangwei
Lin Boqiang*	Office Address:
Zhang Biyi*	9 Dongzhimen North Street
Elsie Leung Oi-sie*	Dongcheng District
Tokuchi Tatsuhito*	Beijing 100007
Simon Henry*	PRC

*	Independent non-executive Directors

15 May 2020

To the Shareholders

Dear Sir/Madam,

PROPOSED AMENDMENTS TO THE BUSINESS SCOPE

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

Reference is made to the AGM Circular, and the announcement of the Company dated 29 April 2020. The purpose of this Supplemental Circular is to provide you with information regarding the proposed amendments to the business scope of the Company and the proposed amendments to the Articles of Association in order to allow you to make an informed decision on voting in respect of the supplemental resolution to be proposed at the AGM. This Supplemental Circular should be read in conjunction with the AGM Circular.

LETTER FROM THE BOARD

PROPOSED AMENDMENTS TO THE BUSINESS SCOPE

According to the actual situation of the business development of the Company, in order to fulfill the needs of exploration and exploitation of crude oil and gas resources and geothermal resources and the production and operation needs of some of our refined products, and to adapt the needs of operations of electronic sales platform, the Board has considered and approved the resolution on amendments to the business scope of the Company, which contemplates making the following adjustments on the business scope of the Company:

(i)

“the exploration and production of crude oil and natural gas” being changed to “the exploration, exploitation and sales of resources including crude oil, natural gas, coalbed methane, shale gas, shale oil and gas hydrate” and expanding to include “the exploration, exploitation and usage of geothermal”;

(ii)	expanding to include “manufacture and sale of food additives; manufacture and sale of non-woven fabrics”; and

(iii)	expanding to include “value-added telecommunications services, online platform, online information services, online data services, and online wholesale and retail services”.

The proposed amendments to the business scope of the Company are subject to the satisfaction of the following conditions:

(i)	a special resolution passed by the Shareholders at the AGM to approve the proposed amendments to the business scope of the Company; and

(ii)	all the necessary approval, authorization, filing and/or registration obtained from the relevant authorities for the proposed amendments to the business scope of the Company.

The amended business scope of the Company will take effect upon satisfaction of the above conditions.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In view of the proposed amendments to the business scope of the Company, the Board proposed to amend Article 11 of the Articles of Association.

The proposed amendments to the Articles of Association are subject to the approval by the Shareholders by way of special resolution at the AGM. The Company confirms that the proposed amendments to the Articles of Association will not affect the existing business and operation of the Company.

The details of the proposed amendments to the Articles of Association are set out in the Appendix to this Supplemental Circular.

LETTER FROM THE BOARD

ANNUAL GENERAL MEETING

The AGM will be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 11 June 2020 at 9 a.m. to approve, among other things, the proposed amendments to the business scope of the Company and the proposed amendments to Articles of Association by way of special resolution. The Supplemental Form of Proxy for use at the AGM is enclosed with this Supplemental Circular.

The Supplemental Notice is set out on pages 9 to 10 of this Supplemental Circular.

As a result of the additional resolution proposed subsequent to the despatch of the AGM Notice, the AGM Notice and the First Form of Proxy sent together with the AGM Circular does not contain the additional resolution proposed as set out in this Supplemental Circular. In this connection, a Supplemental Form of Proxy for the AGM is enclosed with the Supplemental Notice. You are requested to complete and return the First Form of Proxy and the Supplemental Form of Proxy for the AGM in accordance with the instructions printed thereon. To be valid, for holders of A Shares, the Supplemental Form of Proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the secretariat of the Board at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM (i.e., by no later than 9:00 a.m. on Wednesday, 10 June 2020). In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

The Supplemental Form of Proxy will not affect the validity of the First Form of Proxy duly completed by you in respect of the resolutions set out in the AGM Notice. If you have completed and delivered the First Form of Proxy and validly appointed a proxy to attend and act for you at the AGM, but do not complete and deliver the Supplemental Form of Proxy, your proxy will be entitled to vote at his/her discretion on the resolution set out in the Supplemental Notice. If you do not complete and deliver the First Form of Proxy but have completed and delivered the Supplemental Form of Proxy and validly appointed a proxy to attend and act for you at the AGM, unless otherwise instructed, your proxy will be entitled to vote at his/her discretion on the resolutions set out in the AGM Notice. For the avoidance of doubt, should the proxies being appointed to attend the AGM under each of the First Form of Proxy and/or the Supplemental Form of Proxy are different and more than one of the proxies attended the AGM, only the proxy validly appointed under the First Form of Proxy shall be designated to vote on all the resolutions at the AGM.

Holders of H Shares whose names appear on the register of members of the Company on Tuesday, 12 May 2020 are entitled to attend the AGM. The register of members of H Shares of the Company has been closed from 12 May 2020 to 11 June 2020 (both days inclusive), during which period no share transfer of H Shares will be registered. In order to qualify for attending and voting at the AGM, holders of H Shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road, Wanchai, Hong Kong for registration at or before 4:30 p.m. on 11 May 2020.

The Articles of Association provide that Shareholders who intend to attend the AGM shall lodge a written reply 20 days before the date of the AGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent no more than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the AGM and the date and venue of the AGM by way of announcement again. The AGM may be convened after the publication of such announcement.

LETTER FROM THE BOARD

You are urged to complete and return the First Form of Proxy, the Supplemental Form of Proxy and reply slip of the Company dated 22 April 2020 whether or not you intend to attend the AGM. Completion and return of the First Form of Proxy and/or the Supplemental Form of Proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

RECOMMENDATIONS

The Directors believe the proposed amendments to the business scope of the Company and the proposed amendments to the Articles of Association are in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolution set out in the Supplemental Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Hong Kong Listing Rules, any votes of Shareholders at the AGM will be taken by poll.

Yours faithfully,
By order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

APPENDIX	DETAILS OF PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Current Article	Article after the proposed amendments
Article 11 The Company’s scope of business includes:	Article 11 The Company’s scope of business includes:

Licensed business: the exploration and production of oil and natural gas; the storage and sale of crude oil; the storage and sale of refined oil; the production of dangerous chemicals; the sale of food (including food and beverages, but limited to branches with food hygiene license); the sale of tobacco (but limited to branches with tobacco franchised retailing license). Retail of prepackaged food, dairy products and health products; business undertakings in gas and hazardous chemicals; fixed and skid-mounted gasoline stations as well as LPG stations; provision of lodgings; retail of books, newspapers, periodicals, electronic publications and audio-visual products; water and land transportation. The scope and term of licensed business shall be consistent with and subject to the relevant permission certificate and license.	Licensed business: the exploration, exploitation and sales of resources including crude oil, natural gas, coalbed methane, shale gas, shale oil and gas hydrate; the exploration, exploitation and usage of geothermal; the storage and sale of crude oil; the storage and sale of refined oil; the production of dangerous chemicals; the sale of food (including food and beverages, but limited to branches with food hygiene license); the sale of tobacco (but limited to branches with tobacco franchised retailing license); retail of prepackaged food, dairy products and health products; business undertakings in gas and hazardous chemicals; fixed and skid-mounted gasoline stations as well as LPG stations; provision of lodgings; retail of books, newspapers, periodicals, electronic publications and audio-visual products; water and land transportation; manufacture and sale of food additives; manufacture and sale of nonwoven fabrics; value-added telecommunications services, online platform, online information services, online data services, and online wholesale and retail services.

APPENDIX	DETAILS OF PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Current Article	Article after the proposed amendments

General business: the production, sale and warehousing of refined oil, petrochemical and chemical products; import and export; the construction and operation of oil and natural gas pipelines; the technical development, consultation and service for oil exploration and production, petrochemistry and related engineering; the sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines construction; the sale and warehousing of lubricating oil, fuel oil, bitumen, chemical fertilizers, auto parts, commodities and agricultural materials; and the lease of premises, machines and equipment. Retail of textiles and clothing, daily living and office supplies, sporting and outdoor gears, hardware, furniture, electrical and electronic products, rechargeable cards, birth control products, as well as industrial safety products; acting as an agent for lottery services, payment services (for public utilities such as payments of water and electricity bills), ticketing, transportation and vehicle weighing; advertising.

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company may, according to the demand in the domestic and international markets, the Company’s development ability and the requirements of its business, adjust its scope of business in accordance with the laws.

Subject to and in compliance with laws and administrative regulations of the People’s Republic of China (“PRC”), the Company has the power to raise and borrow money, which includes (without limitation) the power to borrow money, issue debentures, mortgage or pledge all or part of the Company’s interests and to provide guarantees of various forms for the debts of third parties (including, without limitation, subsidiaries or associated companies of the Company) under different circumstances.

General business: the production, sale and warehousing of refined oil, petrochemical and chemical products; import and export; the construction and operation of oil and natural gas pipelines; the technical development, consultation and service for oil exploration and production, petrochemistry and related engineering; the sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines construction; the sale and warehousing of lubricating oil, fuel oil, bitumen, chemical fertilizers, auto parts, commodities and agricultural materials; and the lease of premises, machines and equipment. Retail of textiles and clothing, stationery and sports goods, hardware, furniture, electrical and electronic products, rechargeable cards, birth control products, as well as industrial safety products; acting as an agent for lottery services, payment services (for public utilities such as payments of water and electricity bills), ticketing, transportation and vehicle weighing; advertising.

For items required to be approved by laws, operations may be conducted only upon and with the approval of relevant authorities.

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company may, according to the demand in the domestic and international markets, the Company’s development ability and the requirements of its business, adjust its scope of business in accordance with the laws.

Subject to and in compliance with laws and administrative regulations of the People’s Republic of China (“PRC”), the Company has the rights to raise and borrow money, which includes (without limitation) the rights to borrow money, issue debentures, mortgage or pledge all or part of the Company’s interests and to provide guarantees of various forms for the debts of third parties (including, without limitation, subsidiaries or associated companies of the Company) under different circumstances.

SUPPLEMENTAL NOTICE OF THE ANNUAL GENERAL MEETING

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

SUPPLEMENTAL NOTICE OF THE ANNUAL GENERAL MEETING

Reference is made to the circular (the “AGM Circular”) and the notice (the “AGM Notice”) of PetroChina Company Limited (the “Company”) dated 22 April 2020, which set out details of the time and venue of the Company’s annual general meeting for the year of 2019 (the “AGM”) and the resolutions to be proposed at the AGM for Shareholders’ approval. Unless otherwise indicated, the capitalized terms used in this Supplemental Notice shall have the same meaning as those defined in the supplemental circular of the AGM of the Company (“Supplemental Circular”) dated 15 May 2020.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held at at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 11 June 2020 at 9 a.m. as previously planned, to consider and if thought fit, to pass the following matters, including the new resolution 13:

SPECIAL RESOLUTION

13.	To consider and approve the proposed amendments to the business scope of the Company and the proposed amendments to the articles of association of the Company.

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

15 May 2020

Notes:

1.

Details of the resolution are set out in the Supplemental Circular dated 15 May 2020. Unless otherwise defined in this supplemental notice, capitalised terms used in this supplemental notice shall have the same meanings as those defined in the Supplemental Circular.

2.

A supplemental form of proxy (the “Supplemental Form of Proxy”) containing the resolution mentioned above is enclosed with the Supplemental Circular. The form of proxy issued by the Company along with the AGM Notice (the “First Form of Proxy”) will remain valid and effective to the fullest extent applicable if correctly completed and lodged.

SUPPLEMENTAL NOTICE OF THE ANNUAL GENERAL MEETING

3.

Shareholders are entitled to appoint one or more proxies to attend the AGM, but only one of proxies can be designated to vote at the AGM. For the avoidance of doubt, should the proxies being appointed to attend the AGM under each of the First Form of Proxy and/or the Supplemental Form of Proxy are different and more than one of the proxies attended the AGM, only the proxy validly appointed under the First Form of Proxy shall be designated to vote on all the resolutions at the AGM.

4.

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, this Supplemental Form of Proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the secretariat of the Board of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM (i.e., by not later than 9:00 a.m., on Wednesday, 10 June 2020). To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited at 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

5.

Please refer to the AGM Circular and AGM Notice for details in respect of the time and venue of the AGM, other resolutions to be passed at the AGM, eligibility for attending the AGM, forms of proxy, registration procedures, closure of register of members, reply slips and other relevant matters in relation to the AGM.

6.

As at the date of this notice, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.